
December 16, 2024

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd, 2nd floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed April 16, 2024**
> **File No. 001-41588**

Dear Joseph La Rosa:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction